Thomas Harman

Partner

+1.202.373.6725

thomas.harman@morganlewis.com

Via EDGAR Correspondence

September 20, 2022

Kimberly A. Browning

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:                             Morgan Stanley Portfolios, Series 60 (the “Registrant”)

File No. 333-266483

Dear Ms. Browning:

This letter responds to comments provided in a letter dated August 19, 2022, as well as supplemental clarifying comments you provided on September 8, 2022, with respect to the Registrant’s Registration Statement on Form S-6.  The Registration Statement, which was filed on August 3, 2022, includes one underlying unit investment portfolio, the “Deflation Enablers” Strategy (the “Trust”).  Summaries of the comments and responses thereto on behalf of the Registrant are provided below.  Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement.  Bolded language refers to additions and ~~striked~~ language refers to deletions.

Investment Concept and Selection Process (pages 2-3)

1.                                      Comment:                                     With respect to Morgan Stanley & Co. LLC Research (“MS&Co. Research”), the fourth paragraph states, “MS&Co. Research does not supply services to the Trust.” In connection to the Trust, please confirm to the staff that there: (i) are no formal or informal arrangements or agreements, written or otherwise, between MS&Co. Research and the Trust’s sponsor other than those described in the registration statement; and (ii) is no form of compensation between the Trust’s sponsor and MS&Co. Research.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response:                                        The Registrant confirms that in connection with the Trust, there is neither a formal agreement, nor any form of compensation, between the Sponsor and MS&Co. Research.

2.                                      Comment:                                     The disclosure explaining what constitutes a “Deflation Enabler” is overly generalized and vague. Please add to the disclosure a plain English definition of this term. Relatedly, enhance the disclosure to clarify in plain English, the selection criteria and analysis MS&Co. Research uses to identify “Deflation Enabler” companies for inclusion in its report titled “The “Deflation Enablers” (the “Report”). Also, explain in detail what criteria and analysis the Trust’s sponsor applies to the companies listed in the Report to determine the “subset” of “Deflation Enabler” companies for inclusion in the Trust’s 80% basket. Also, please provide specific examples of the types of “Deflation Enabler” companies in the Trust’s 80% basket.

Response:                                        The disclosure under “Investment Concept and Selection Process” has been revised to address the various points raised in the above comment.  With regard to the portion of the above comment requesting explanation of the Sponsor’s criteria used in arriving at the “subset” of “Deflation Enabler” companies for inclusion in the Trust’s 80% basket, the Registrant notes that all of the companies included in the Trust’s portfolio are designated as “Deflation Enabler” companies in the Report, and further, that the Sponsor excluded a company’s security only for technical reasons pertaining to the security itself that are unrelated to the investment thesis of the Trust or the Report.  Accordingly, the disclosure has been revised to clarify that 100% — rather than 80% - of the Trust’s securities are of companies that have been identified as Deflation Enablers in the Report, and to list a number of the technical reasons for which the Sponsor may need to exclude a particular security.  The Registrant intends to revise the applicable disclosure under “Investment Concept and Selection Process” as follows:

The Trust will seek to meet its objective by investing in a subset of domestic and foreign common stocks and American Depositary Receipts (“ADRs”) of ~~domestic and foreign~~ companies that MS&Co. Research believes may benefit in an inflationary economic environment by providing products and/or services that offer potential cost savings for their corporate customers. Morgan Stanley Smith Barney LLC, the Trust’s Sponsor, selected the subset from a wider range of ~~domestic and foreign stocks~~ companies that MS&Co. Research included in a July 20, 2022 report titled “The Deflation Enablers” (the “Report”). MS&Co. Research uses the term “Deflation Enabler” to describe a company offering ~~products and/or services that may provide cost savings for their corporate customers in an economic environment that includes increasing costs of labor, energy and materials~~ potentially cost-cutting products and services to corporate customers. Your financial professional will provide you with a copy of the Report upon request. MS&Co. Research is a unit of MS&Co. that provides timely, in-depth analysis of global economies, policy, markets, industries and companies.

MS&Co. Research believes that prevailing economic conditions have incentivized companies to increase or accelerate their use of automation and productivity-

enhancing technologies. Specifically, rising labor and energy costs, together with ongoing supply-chain problems and related shortages in the availability of materials and other goods, have contributed to increases in production costs across several industries. As a result, MS&Co. Research believes that companies providing cost-cutting - or “deflation enabling” - products and services ~~- which MS&Co. describes as “deflation enabling” because they can add supply or productivity -~~ may experience increased demand for their offerings.

To select its list of companies for the Report, MS&Co. Research began with the domestic and foreign ~~stocks~~ companies within its equity coverage universe (all of the companies covered by MS&Co. analysts globally) and identified the companies that provide products and/or services that offer potentially cost-cutting products and services ~~savings,~~, typically through automation or productivity-enhancing technology ~~enhancement, or other means~~. From this set of companies, MS&Co. Research ~~narrowed the list by focusing~~ focused on those companies it deemed to have a degree of protection from competition due to significant barriers to entry — such as a proprietary technological advantage, high start-up costs or regulatory hurdles - for their respective products/services. MS&Co. Research finalized the list by including companies whose shares it rated as either “Overweight” or “Equal-weight” that also presented favorable valuation metrics. The “deflation-enabling” products and services offered by such companies have wide-ranging commercial applications such as factory automation, retail self-checkout capability, use of artificial-intelligence in pharmaceutical research and development, and improved energy storage technology. Although MS&Co. Research shared its final list of companies ~~stocks~~ with the Sponsor, MS&Co. Research does not supply services to the Trust.

In assembling the Trust’s portfolio, the Sponsor sought to include each company highlighted in the Report that is represented by a domestic or foreign common stock traded on a U.S. exchange, or by a sponsored or unsponsored American Depositary Receipt (“ADR”) traded on a U.S. exchange or in the over-the-counter market.~~, with the exception of any stock that had to be excluded by~~ The Sponsor then excluded the common stocks or ADRs of companies subject to any regulatory, tax, or trading-related restrictions of the Sponsor (see Description of the Trust — The Portfolio for a complete discussion). As a result of this process, the Trust invests in 39 of the 48 ~~stocks~~ companies identified in the Report. ~~At least 80%~~ As of the Initial Date of Deposit, 100% of the Trust’s portfolio ~~assets~~ consists of ~~securities~~ of common stocks and ADRs of companies that MS&Co. Research has identified as Deflation Enablers in the Report.

The resulting portfolio primarily consists of large capitalization ~~stocks~~ (market capitalizations of $10 billion or more) and mid capitalization ~~stocks~~ (market capitalizations between $2 billion and $10 billion) commons stocks of U.S. publicly traded domestic and foreign companies, as well as ADRs ~~of foreign companies~~, and is concentrated as described below in both the industrial sector and the ~~which provide significant exposure to companies~~ information technology sector, and investing significantly in the health care sector~~s~~ (see Risk Factors). After the Initial Date of Deposit, the Trust will continue to purchase (subject to any restrictions described under Description of the Trust — Structure and Offering) or hold ~~securities~~ common stocks and ADRs, notwithstanding the fact that MS&Co. Research, or any affiliate, may revise its opinion with respect to any individual company ~~security~~. In particular, any subsequent creation of a similar type of list of companies ~~securities~~ or an update by MS&Co. Research regarding the companies ~~securities~~ held by the Trust will not affect the composition of the Trust. Furthermore, although MS&Co. Research identified the companies ~~securities~~ based upon a 12-month outlook, the Trust has a maximum duration of 15 months and does not intend to change its composition prior to termination.

3.                                      Comment:                                     As the Trust will invest principally in American Depositary Receipts (“ADRs”), please briefly indicate in this section the types of ADRs the Trust will use for its principal strategies and add corresponding disclosure to the Principal Risk Factors section. In this regard, the Trust states on page 16 that it “may invest in sponsored or unsponsored ADRs.”

Response:                                        The Registrant confirms that the Trust will invest in both sponsored and unsponsored ADRs. Accordingly, the Registrant intends to revise the first sentence of the fourth paragraph under “Investment Concept and Selection Process” as follows:

In assembling the Trust’s portfolio, the Sponsor sought to include each company highlighted in the Report that is represented by a domestic or foreign common stock traded on a U.S. exchange, or by a sponsored or unsponsored American Depositary Receipt (“ADR”) traded on a U.S. exchange or in the over-the-counter market~~, with the exception of any stock that had to be excluded by~~.

In addition, the Registrant intends to revise the corresponding language under “Principal Risk Factors” as follows:

Since the Trust’s portfolio includes ~~securities~~ common stocks and ADRs of issuers located in foreign markets, taking the form of a common stock traded on a U.S. exchange or ~~certain of which are~~ represented by a sponsored or unsponsored ADR~~s~~, the Trust may be ~~more strongly~~ negatively affected by the risks of investing in foreign securities, which include:

4.                                      Comment: The fourth paragraph includes the phrase “equity coverage universe.” In the disclosure, please explain in plain English what this phrase means.

Response: In response the above comment, the Registrant intends to revise the corresponding disclosure as follows:

To select its list of companies for the Report, MS&Co. Research began with the domestic and foreign ~~stocks~~ companies within its equity coverage universe (all of the companies covered by MS&Co. analysts globally) and identified the companies that provide products and/or services that offer potentially cost-cutting products and services ~~savings~~, typically through automation or productivity-enhancing technology ~~enhancement, or other means~~.

5.                                      Comment:  Please clarify in the disclosure the meaning of “significant exposure” as used in the first sentence of the sixth paragraph. Also, confirm if the Trust’s holdings will be concentrated in any industry or group of industries. If the holdings will be concentrated, add concentration disclosure including risk disclosure. If the holdings are not expected to be concentrated, explain how the security selection process ensures this outcome.

Response: The Registrant confirms that the phrase “significant exposure” will be deleted, and further, that the Trust’s holdings are expected to be concentrated in both the industrial sector and the information technology sector.  Accordingly, the Registrant intends to revise the above referenced disclosure as follows:

The resulting portfolio primarily consists of large capitalization ~~stocks~~ (market capitalizations of $10 billion or more) and mid capitalization ~~stocks~~ (market capitalizations between $2 billion and $10 billion) commons stocks of U.S. publicly traded domestic and foreign companies, as well as ADRs ~~of foreign companies~~, and is concentrated as described below in both the industrial sector and the ~~which provide significant exposure to companies~~ information technology sector, and investing significantly in the health care sector~~s~~ (see Risk Factors).

In addition, the Registrant intends to revise the following corresponding language in the third paragraph under the “Principal Risk Factors” section:

The Trust’s portfolio holdings are concentrated ~~may invest significantly~~ in the common stocks and/or ADRs of ~~health care companies,~~ industrials companies~~,~~ and information technology companies. A trust is considered to be “concentrated” in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. The Trust’s portfolio also invests significantly in the common stocks and/or ADRs of health care companies. Please also refer to the “Risk Factors” section for a complete discussion of the corresponding risks. Compared to the broad market, an individual industry or sector may be more strongly affected by:

Further, the first sentence of each of the “Industrials Companies” and “Information Technology Companies” subsection under the “Risk Factors” section will be revised to reflect that the Trust will concentrate in that sector.

Principal Risk Factors (page 3)

6.                                      Comment:  In the immediately preceding section on page two, the fifth and sixth paragraphs suggest ADRs will be the Trust’s exclusive method for investing in foreign companies. Nevertheless, the Principal Risk Factor’s fourth paragraph suggests otherwise by stating, “the Trust’s portfolio includes securities of issuers located in foreign markets, certain of which are represented by ADRs, . . .” (Emphasis added.) Also, the Foreign Securities section on page 16 states, “[i]t is expected that the stocks of foreign companies will be held by the Trust in the form of ADRs or other similar receipts, which generally involve the same types of risks as foreign common stock held directly.” (Emphasis added.) Please reconcile these disclosures and clarify the text accordingly. If ADRs will not be the Trust’s only instruments for investing principally in foreign issuers, please disclose in the Investment Concept and Selection Process section any such additional instruments and add corresponding risks to the Principal Risk Factors section.

Response: The Registrant confirms that the Trust’s portfolio will include  securities of foreign companies taking the form of a stock traded on a U.S. exchange or represented by a sponsored or unsponsored ADR. In response to the above comment, the Registrant intends to revise the disclosure under “Principal Risk Factors” as follows:

Since the Trust’s portfolio includes ~~securities~~ common stocks and ADRs of issuers located in foreign markets, taking the form of a common stock traded on a U.S. exchange or ~~certain of which are~~ represented by a sponsored or unsponsored ADR~~s~~, the Trust may be ~~more strongly~~ negatively affected by the risks of investing in foreign securities, which include:

Further, the Registrant intends to revise the first sentence under the “Risk Factors - Foreign Securities” section as follows:

The Trust has significant exposure to the securities of foreign issuers through its investments in common stocks of foreign companies traded on U.S. exchanges and in sponsored and unsponsored ADRs.

7.                                      Comment:  In summarizing the risks of investing in ADRs, please briefly discuss the fees the Trust may be subject to. Please apply this comment to any other type of depositary receipts in which the Trust invests principally.

Response: In response to the above comment, the Registrant intends to revise the fourth paragraph under “Principal Risk Factors” as follows:

Since the Trust’s portfolio includes ~~securities~~ common stocks and ADRs of issuers located in foreign markets, ~~certain of which are~~ taking the form of a stock traded on a U.S. exchange or represented by a sponsored or unsponsored ADR~~s~~, the Trust may be negatively  ~~more strongly~~ affected by the risks of investing in foreign securities, which include:

•  The value of the U.S. dollar relative to the foreign currencies.

•  Future political and economic developments.

•  Possible withholding taxes.

•  Differing accounting practices.

•  Price volatility and/or liquidity issues, in particular for over-the-counter traded ADRs.

•  Possible fees associated with distributions received from ADRs.

In addition, the Registrant intends to revise the language under the third full paragraph found under the “Risk Factors - Foreign Securities” section as follows:

It is expected that certain of the ~~the stocks~~ of foreign companies will be held by the Trust in the form of ADRs ~~or other similar receipts~~, which generally involve the same types of risks as foreign common stock held directly. ADRs are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. The ADRs held by the Trust trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission (“SEC”). The Trust may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR. Income from the foreign securities underlying the ADRs in the Trust will generally be payable in the currency of the country of their issuance. Distributions paid to the holders of ADRs may be subject to a transactional fee charged by the depositary. The ADRs held by the Trust may be securities that trade in the over-the-counter market, which may experience less liquidity and more volatility than exchange-listed securities.  Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

Notes to Portfolio (page 11)

8.                                      Comment: Please note, upon the formation of a trust, the sponsor may realize a profit or loss on the sale of the underlying securities in the portfolio to the trust equal to the difference between the aggregate cost of the portfolio to the sponsor and the aggregate valuation on the date of deposit. A note to the initial schedule of investments should disclose the aggregate cost of the securities and the related net gain or loss to the sponsor. Please expand the second note accordingly to add such information. See AICPA Audit and Accounting Guide: Investment Companies ¶ 9.08 (July 1, 2021).

Response: In response to the above comment, the Registrant intends to revise footnote number two under “Notes to Portfolio” to appear as follows:

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on        , 2022. In accordance with FASB Accounting Standards Codification (“ASC”), ASC 820, Fair Value Measurements and Disclosures all of the Trust portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The cost of Securities to the Sponsor for the Trust’s portfolio is $       and the Sponsor’s profit or (loss) is $     .

The Portfolio (pages 13-14)

9.                                      Comment: The sixth paragraph indicates the Trust will hold securities that are “traded . . . in the over-the-counter market.” Please specify these securities and if the Trust will use them for its principal investments, please briefly describe them in the Investment Concept and Selection Process section and add corresponding risks to the Principal Risk Factors section.

Response: The Registrant confirms that certain of the ADRs that will be held in the Trust are anticipated to trade in the over-the-counter market. Accordingly, the Registrant intends to identify any such over-the-counter traded ADRs under the “Notes to Portfolio” section with the following additional footnote:

(4)  This ADR is traded in the over-the-counter market.

Further, the Registrant intends to revise the applicable disclosure under “Investment Concept and Selection Process”, “Principal Risk Factors” and “Risk Factors - Foreign Securities” as presented in the above responses to Comment 2 and Comment 7.

Contents of Registration Statement (page S-2)

10.                               Comment: Please add the undertaking required by Section 15(d) of the Securities Exchange Act of 1934. See General Instruction 3(a)(3) of Form S-6. If the Registrant may indemnify a director, officer, or controlling person against liabilities arising under the Securities Act of 1933 (“Securities Act”), please add an undertaking to the registration statement that states the indemnification language of Rule 484.

Response: The Registrant confirms that the applicable undertakings noted in the above comment will be included within the upcoming amended Registration Statement filing that will seek effectiveness on September 20, 2022.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided.  Please do not hesitate to contact the undersigned at (202) 373-6725 if you have any questions concerning the foregoing.

Sincerely,

/s/ Thomas Harman
Thomas Harman, Esq.

cc:                                Michael B. Weiner, Esq.